

*Via U.S. Mail and Facsimile*

November 17, 2010

Charles Bartlett
President and Chief Executive Officer
Specialty Contractors, Inc.
1541 E I-30
Rockwall, Texas 75087

> **Re:** **Specialty Contractors, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 5, 2010**
> **File No. 333-166057**

Dear Mr. Bartlett:

We have reviewed your filing and have the following comments.

<u>General</u>

1. As currently drafted, your registration statement includes the financial statements in Part II of the registration statement, which is not a part of the prospectus. Please revise to relocate the financial statements to the prospectus.

2. Please advise us as to all other registration statements of companies for which your sole officer and director may have acted as a promoter, or in which he has a controlling interest, by describing in detail the nature and extent of the direct or indirect relationship between your sole officer and director and these companies and their affiliates. Your disclosure should indicate which companies are now viable or dormant, which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

3. We note disclosure of your December 31, 2009 cash balance in your risk factor on page 4. We also note disclosure of your backlog through the quarter ending June 30, 2010. Please update these disclosures as of the most recent practicable date.

Table of Contents, page i

4. Please revise to include only those items that are included in the prospectus. In this regard, we note the information provided in Part II of the registration statement is not included in the prospectus and should not be referenced in the table of contents.

5. We note the paragraph below the table of contents. Please relocate the dealer prospectus delivery obligation to the outside back cover page of the prospectus. Refer to Item 502(b) of Regulation S-K.

Summary Financial Data, page 2

6. You disclose that your operating expenses were $107,750 and other income (expense) was ($1,528) as of September 30, 2010. However, your statement of operations on page II-3 reflects operating expenses of $103,583 and other income (expense) of ($5,695) for the nine months ended September 30, 2010. Please revise your filing as necessary to correct these inconsistencies.

Risk Factors, page 3
We rely on our sole officer…, page 3

7. We note your response to comment 4 in our letter dated August 23, 2010 and reissue this comment.

Shareholders purchasing shares in this offering will experience immediate…, page 4

8. The immediate dilution to the new shareholders under the midpoint and maximum scenarios are not consistent with your dilution table on page 7 of your filing. Please revise your dilution information related to the midpoint and maximum scenario to agree with your dilution table.

Item 11. Information With Respect to the Registrant, page 10
Description of Business, page 10

9. We note your response to comment 6 in our letter dated August 23, 2010. Please clarify whether there was any pre-existing business before the formation of the company and its operating subsidiary. In addition, given the limited experience of your sole officer and director, please clearly explain who is providing the technical expertise to complete the projects.

10. We note your response to comment 8 in our letter dated August 23, 2010 and reissue this comment. In this regard, please substantially revise this section to clearly explain your business as currently conducted and for which you generate

revenue, and clearly differentiate this disclosure from the disclosure regarding your plans with respect to how you intend to develop and grow your business.

Management's Discussion and Plan of Operations, page 15
Liquidity, page 15

11. You disclose that as of September 30, 2010, there was $22,511 of credit available on the line of credit because the balance was $77,488. However, on your balance sheet on page II-2, you disclose the line of credit balance was $67,732 as of September 30, 2010. Please revise your disclosures throughout the filing where appropriate to correct this inconsistency.

12. Please provide a materially complete description of the collateral of the line of credit with GCG Ventures.

Material Changes in Financial Condition, page 16

13. You disclose that stockholders' equity decreased by $91,459 or 295% due to net loss of $91,459 in the nine months ended September 30, 2010. However, your statement of operations on page II-3 discloses a net loss of $95,626 for the nine months ended September 30, 2010. Please revise your disclosures where appropriate to correct this inconsistency.

Executive Compensation and Corporate Governance, page 21

14. We note your response to comment 17 in our letter dated August 23, 2010. Given that you identify Mr. Bartlett as you sole officer and director and your sole employee, please explain how the agreement is not an employment agreement that should be filed pursuant to item 601(b)(10) of Regulation S-K.

Consolidated Audited Financial Statements, page II-2
Note 1 – Nature of Activities and Significant Accounting Policies , page II-5
Revenue Recognition, page II-13

15. We note your response to comment 23 from our letter dated August 23, 2010. Please supplementally tell us the specific nature of your President's experience in your industry, including how he gained this experience and the number of years he spent working in your industry prior to working for your company.

16. Your response to comment 23 from our letter dated August 23, 2010 indicates that your construction jobs are typically completed within a month. Furthermore, we note that while on an aggregate basis, your actual contract costs incurred were within 3% of estimated contract costs, your ability to accurately estimate contract costs varied widely amongst the eight contracts you completed to date. In light of

Charles Bartlett
Specialty Contractors, Inc.
November 17, 2010
Page 4

the relatively short term nature of your construction contracts and the discrepancies between your estimated contract costs as compared to actual contract costs for each of the eight contracts completed to date, please tell us, in detail, how you considered the provisions of paragraphs 56 through 66 and 90 through 95 of FASB ASC 605-35-25 in determining that the percentage of completion method was the most appropriate revenue recognition method for your company.

17. Please revise the footnotes in your interim and annual financial statements to include a table that combines the total costs incurred on uncompleted contracts with the estimated earnings (losses) to date on those uncompleted contracts and subtracts the amount of billings to date on uncompleted contracts to arrive at the amount of costs in excess of billings or billings in excess of costs as of each balance sheet date.

Exhibits, page II-18

18. We note your response to comment 26 in our letter dated August 23, 2010 and have the following comments:

- The credit agreement filed on EDGAR is not executed and was filed as exhibit 99.1, although it is identified as exhibit 10.1. Please re-file as exhibit 10.1 an executed copy of the credit agreement.

- The pledge agreement does not appear to have been filed on EDGAR or identified in the exhibit index. Please revise accordingly.

19. We note that the copy of the copy of Mr. Bartlett's employment agreement filed on EDGAR on August 10, 2010 is not executed. Please re-file an executed copy of the agreement.

You may contact Ernest Greene at (202) 551-3733 or, in his absence, Lisa Haynes at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or, in her absence, Andrew Schoeffler at (202) 551-3748 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc:     Bradley D. Harrison (*Via facsimile at 214/607-1729*)
        Law Office of Bradley D. Harrison
        8318 Trail Lake Dr.
        Rowlett, Texas 75088